JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __9/01/2020__ AND ENDING __8/31/2021__
                                MM/DD/YY                                       MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __JOE JOLLY & COMPANY, INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__420 No 20th St., Suite 2350__
(No. and Street)

| Birmingham | AL | 35203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Joe Jolly, Jr. | (205) 252-2105 | |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Mauldin & Jenkins LLC, CPAs.__
(Name – If individual, state last, first, and middle name)

| 2000 Southbridge Pkwy, Suite 501 | Birmingham | AL | 35209 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 669 |
|---|---|
| (Date of Registration with PCAOB)(If applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Joseph D. Jolly, Jr.___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Joe Jolly & Company, Inc.___, as of ___August 31___, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 

Title:
President



Notary Public

JANICE L. CLEM
My Commission Expires
August 12, 2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2021, the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors Report on Supplemental Information**

The supplemental information contained in Schedule 1 and Schedule 2 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information contained in Schedule 1 and Schedule 2, is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Mauldin & Jenkins, LLC*

We have served as the Company's auditor since 2021.

Birmingham, Alabama
October 29, 2021

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2021

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,022,898 |
| Receivables | | |
|    Employee advances | | 210,000 |
|    Interest | | 28,000 |
|    Revenue receivable | | 75,000 |
| Note  receivable—stockholder | | 1,190,000 |
| Securities owned, trading | | 5,710,690 |
| Property and equipment, net | | 14,053 |
| Cash surrender value of life insurance | | 146,200 |
| Prepaid corporate taxes | | 22,175 |
| Other assets | | 279,842 |
|     Total Assets | $ | 8,698,858 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---:|
| Liabilities | | |
|    Accounts payable | $ | 2,224 |
|    Accrued expenses and other liabilities | | 85,305 |
|    Deferred income taxes | | 12,692 |
| | | 100,221 |
| | | |
| Commitments and contingencies (Note 4) | | |
| | | |
| Stockholders' Equity | | |
|    Common stock, $100 par value; | | |
|      250 shares authorized, 100 shares | | |
|      issued and outstanding | | 10,000 |
|    Retained earnings | | 8,588,637 |
| | | 8,598,637 |
|     Total Liabilities and Stockholders' Equity | $ | 8,698,858 |

JOE JOLLY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2021

| | |
|---|---:|
| Revenues | |
| Underwriting revenue | $ 1,441,954 |
| Interest and dividends | 125,588 |
| Net fair value adjustments for securities owned | 4,969 |
| Other income | 3,763 |
| | 1,576,274 |
| | |
| Expenses | |
| Employee compensation and benefits | 363,585 |
| Commissions | 380,649 |
| Other operating expenses | 455,829 |
| | 1,200,063 |
| | |
| Income before provision for income taxes | 376,211 |
| | |
| Provision for income taxes | 12,692 |
| | |
| Net income | $ 363,519 |

JOE JOLLY & COMPANY, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED AUGUST 31, 2021

| | | |
|---|---|---:|
| Common stock | | |
| Beginning of year | $ | 10,000 |
| End of year | | 10,000 |
| | | |
| Retained Earnings | | |
| Beginning of year | | 8,225,118 |
| Net income | | 363,519 |
| | | |
| End of year | | 8,588,637 |
| | | |
| Total stockholders' equity | $ | 8,598,637 |

JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED AUGUST 31, 2021

| | | |
|---|---|---|
| Balance on September 1, 2020 | $ | - |
| Activity | | - |
| Balance on August 31, 2021 | $ | - |

JOE JOLLY & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2021

| | | |
|---|---|---:|
| Cash Flows from Operating Activities | | |
| Net income | $ | 363,519 |
| Adjustments to reconcile net income to net cash | | |
| used in operating activities: | | |
| Depreciation | | 13,674 |
| Deferred income taxes | | 12,692 |
| Increase in cash surrender value of life insurance | | (2,566) |
| (Increase) decrease in: | | |
| Employee advances receivable | | (2,100) |
| Interest receivable | | (1,229) |
| Securities owned, trading | | (531,790) |
| Income tax receivable | | 50,184 |
| Accrued revenue | | (75,000) |
| Prepaid income taxes | | (22,175) |
| Other assets | | 92 |
| Increase (decrease) in: | | |
| Accounts payable | | 30 |
| Accrued expenses and other liabilities | | 27,493 |
| Net cash used in operating activities | | (167,176) |
| | | |
| Net decrease in cash | $ | (167,176) |
| | | |
| Cash and cash equivalents at beginning of year | | 1,190,074 |
| Cash and cash equivalents at end of year | $ | 1,022,898 |

## NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

### Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

### Revenue Recognition and Securities Owned

The Company's underwriting revenue results from contracts with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company underwrites securities for municipal entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date, and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

## Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2021, there were cash equivalents of $4,854.

## Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

|  | Useful Lives (in years) |
| --- | --- |
| Furniture and fixtures | 3 to 10 |
| Automotive | 5 |
| Leasehold improvements | 39 to 40 |

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2020:

| | |
| --- | --- |
| Furniture, fixtures & leasehold improvements | $ 73,014 |
| Automotive | 120,618 |
| Less: Accumulated depreciation | (179,579) |
| | $ 14,053 |

Depreciation expense amounted to $13,674 for the year ended August 31, 2021.

## Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2021.

## Receivables

Receivables are reported at net realizable value. Due to the types of receivables reported by the Company, Management has determined that no allowance for doubtful accounts was considered necessary at August 31, 2021.

## Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

## Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2021. With few exceptions, the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2018.

## Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $959 for the year ended August 31, 2021 and is included in other operating expenses on the statement of operations.

## Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 29, 2021, which represents the date the financial statements were issued.

## COVID-19 Coronavirus

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact operations over the next year. Other financial impact could occur, though such potential impact is unknown at this time. Management is confident that the reserves that the Company maintains for such events are sufficient to maintain stability and operations until the economy recovers.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, *Financial Instruments - Credit Losses (topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Expected credit losses on receivables will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company expects there to be no material impact of this adoption on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Topic 842 was subsequently amended by ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU 2018-11, *Targeted Improvements*. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The update is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods, with early adoption permitted. The original guidance required application on a modified retrospective basis with the earliest period presented. Based on the effective date, the Company adopted this ASU beginning on September 1, 2019 and elected the transition option provided under ASU 2018-11.The Company determined the adoption of the standard did not have a material impact, will not book a lease liability and corresponding ROU asset, and will omit the associated disclosures under ASC 842. See Note 4 for more detail on leases.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2021, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

11

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2021, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

*Cash equivalents:* The fair value of cash equivalents approximates carrying value reported in the statement of financial condition due to the short maturities of these financial instruments.

*Mutual fund:* Valued at the daily closing price reported by the fund.

*Preferred stock:* Valued at the closing price of identical preferred stock reported on the active market in which the individual stocks are traded.

*State and municipal bond obligations:* Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of August 31, 2020:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash equivalents | $ 4,854 | $ 4,854 | $ - | $ - |
| Mutual fund | 713,137 | 713,137 | - | - |
| Preferred stock | 749,059 | 749,059 | - | - |
| State and municipal bond obligations | 4,248,499 | - | 4,248,499 | - |
| Total assets at fair value | $ 5,715,544 | $ 1,467,045 | $ 4,248,499 | $ - |

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2021.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under an operating lease expiring in November 2021. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,

| | |
|---|---|
| 2021 | $ 20,602 |
| | $ 20,602 |

Rental expense for the year ended August 31, 2021 amounted to $82,665.

Some contracts that the Company enters in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2021 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 8 for additional information regarding regulatory capital requirements applicable to the Company.

## NOTE 5. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on July 6, 2021 for $10,000,000, with the balance subject to interest at the greater of prime rate or 4.0 percent (3.25 percent at August 31, 2021). The line of credit matures on July 4, 2022. The majority stock owner personally guarantees any balance on the line of credit. During the year ended August 31, 2021, the Company did not utilize the line of credit, and there was no related interest expense.

## NOTE 6. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2021, a stockholder purchased security issues from the Company for a total purchase price of $777,576.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 3.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2022. The balance of the note receivable as of August 31, 2021 is $990,000. Interest income of $29,700 was received from the stockholder during the year ended August 31, 2021. The Company also has advances of $200,000 due from the same stockholder as of August 31, 2021.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2021 is $146,200.

## NOTE 7. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2021:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Impairment of investments in oil and gas wells | $ | 28,465 |
| Property and equipment | | 14,773 |
| | | |
| Total gross deferred tax assets | | 43,238 |
| | | |
| Deferred tax liabilities | | |
| Market value adjustment for securities owned- | | |
| held for investment | | (25,030) |
| | | |
| Depreciation related to investments in oil and | | |
| gas wells | | (30,900) |
| | | |
| Total gross deferred tax liabilities | | (55,930) |
| | | |
| Net deferred tax liability | $ | (12,692) |

The provision for income taxes is as follows for the year ended August 31, 2021:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | - |
| State | | - |
| | | |
| Deferred: | | |
| Federal | | 9,548 |
| State | | 3,144 |
| Total provision for income taxes | | $ 12,692 |

The Company's effective income tax rate for the year ended August 31, 2021 differs from the amount computed using income before income taxes and applying the U.S. federal statutory income tax rate to such amounts because of the effect of the following items:

| | |
|---|---:|
| Pre-tax book income at statutory rate | $ 98,323 |
| State, net of federal benefit | - |
| Permanent differences | (32,626) |
| Valuation allowance | - |
| NOL carryback | (61,257) |
| Other | 8,252 |
| Total provision for income taxes | $ 12,692 |

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2021. At August 31, 2021, the Company had a tax net operating loss carryforward of $124,887 for state income tax purposes. Those net operating loss carryforwards generated in the year ended August 31, 2019 begin to expire in 2038.

## NOTE 8. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2021, the Company had net capital of $4,899,972, which was $4,799,972 in excess of the minimum of net capital required. The Company's net capital ratio was .02 to 1 at August 31, 2021. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

## NOTE 9. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

**SUPPLEMENTAL INFORMATION**

JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISION
YEAR ENDED AUGUST 31, 2021

Computation of net capital

| | | |
|---|---|---|
| Total stockholders' equity qualified for net capital | $ | 8,598,637 |
| | | |
| Deduct non-allowable assets and other deductions and/or charges: | | |
| Petty cash | | 200 |
| Employee advances | | 210,000 |
| Note receivable—stockholder | | 1,190,000 |
| Property and equipment, net | | 14,053 |
| Investments in oil and gas wells, not readily marketable | | 25,000 |
| State and municipal bond obligations, not readily marketable | | 1,101,636 |
| Other assets | | 27,017 |
| Other deductions and/or charges | | 14,815 |
| Net capital before haircuts on securities positions | | 6,015,916 |
| | | |
| Haircuts on securities | | |
| State and municipal bond obligations, preferred stock, and mutual fund | | 1,115,944 |
| | | |
| Net capital | $ | 4,899,972 |

Computation of basic net capital requirement

| | | |
|---|---|---|
| Minimum net capital required (6-2/3 percent of aggregate indebtedness) | $ | 6,681 |
| Minimum dollar net capital requirement | | 100,000 |
| Net capital requirement | | 100,000 |
| Excess net capital | | 4,799,972 |
| | | |
| Net capital less greater of 10 percent of aggregate indebtedness or | | |
| 120 percent of minimum dollar net capital | $ | 4,779,972 |

Computation of aggregate indebtedness

| | | |
|---|---|---|
| Total liabilities per statement of financial condition | $ | 100,221 |
| | | |
| Total aggregate indebtedness | $ | 100,221 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .02 to 1 |

(continued)

JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISION
YEAR ENDED AUGUST 31, 2021
(continued)

Reconciliation with the Company's computation

| | |
|---|---|
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | $4,910,099 |
| Adjustments (net): | |
| Adjustment to taxes | (12,693) |
| Adjustment to cash surrender value of life insurance | 2,566 |
| Net capital per calculation above | $4,899,972 |

| | |
|---|---|
| Aggregated indebtedness, as reported in Company's Part II (unaudited) FOCUS report | $  87,528 |
| Adjustments (net): | |
| Adjustment to taxes | 12,693 |
| Aggregated indebtedness per calculation above | $  100,221 |

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2021

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3·3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3**

Joe Jolly & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

**Board of Directors of Joe Jolly & Company, Inc.**
**Birmingham, Alabama**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Joe Jolly & Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Joe Jolly & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2021. Joe Jolly & Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)  Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended August 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended August 31, 2021, noting no differences;

3)  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5)  Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Joe Jolly & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended August 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Joe Jolly & Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Mauldin & Jenkins, LLC*

Birmingham, Alabama
October 29, 2021



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Joe Jolly & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Mauldin & Jenkins, LLC*

Birmingham, Alabama
October 29, 2021